FOR IMMEDIATE RELEASE:

Afya Limited Announces Closing of the Acquisition of FCMPB - Faculdade Ciências Médicas da Paraíba

November 9, 2020 – Afya Limited, or Afya (Nasdaq: AFYA) in addition to the Press Release released by the Company on August 20,2020, today announced the closing of its acquisition, through its wholly-owned subsidiary Afya Participações S.A., of 100% of the total share capital of FCMPB.

The enterprise value was R$380 million and the net debt was estimated in R$ 87 thousand. The net purchase price was paid (i) 50% in cash on the transaction closing date, and (ii) 50% is payable in cash in four equal installments through 2024, adjusted by the CDI rate.

FCMPB is a post-secondary education institution with government authorization to offer on-campus, undergraduate courses in medicine in the State of Paraíba and medical course represents 99% of its 2019’s Net Revenue. The projected Net Revenue for FCMPB in 2024, when the institution will reach maturation, is R$ 107.0 million representing an estimated post synergies EV/EBITDA of 5.9x all derived from its medical school.

The acquisition will contribute 157 medical school seats to Afya. FCMPB has 850 medical students and a potential of 1,130 medical students at full maturity in 2024.

About Afya

Afya is a leading medical education group in Brazil based on number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students and physicians to transform their ambitions into rewarding lifelong experiences from the moment they join us as medical students through their medical residency preparation, graduation program, continuing medical education activities and offering digital products to help doctors enhance their healthcare services through their whole career.

Contact: Investor Relations: ir@afya.com.br